                                                May 27, 2005                                   David M. Calhoun
                                                                                            404-504-7613
                                                                                            dmc@mmmlaw.com
                                                                                            www.mmmlaw.com

Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

        Re:    Behringer Harvard Opportunity REIT I, Inc.
                  Amendment No. 3 to Registration Statement on Form S-11 Filed May 27, 2005
    Registration No. 333-120847

Ladies and Gentlemen:

On behalf of Behringer Harvard Opportunity REIT I, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 originally filed with the Commission on November 30, 2004 (Registration No. 333-120847) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 11, 2005 and Pre-Effective Amendment No. 2 filed with the Commission on March 29, 2005 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated April 15, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Questions and Answers About this Offering, page 19

1.
We have reviewed the Prudential Real Estate Investors study provided in response to comment 9. We note that the study makes no reference to non-traded REITs. In comparing publicly-traded REITs to private real estate, PREI relies on NCREIF’s NPI index. Our understanding is that the NPI index reflects unleveraged returns, before deducting any management fees, of investment grade properties as reported by institutional investors. The NPI index is not relevant to your target properties nor to your financing or corporate structure. In addition, since you intend to liquidate within 3 to 6 years or list your shares, we do not think the 10-year cumulative returns for non-traded real estate are relevant. In sum, since the study does not relate to common stock in non-traded REITs and since the data referenced and relied upon for non-traded real estate is not relevant to your targeted portfolio or holding period, please remove

Securities and Exchange Commission
May 27, 2005

the references to the PREI study and the conclusions that you attribute to it. To the extent that you wish to include similar statements, please supplementally provide us with relevant support.

Response: In response to the Staff’s comments, the Company has removed all references to the Prudential Real Estate Investors study in the Prospectus.

Proposed Share Redemption Program, page 144

2.
Explain to us what impact, if any, your share redemption program will have on your accounting for the shares to be issued in this offering. Tell us how you will consider SFAS 150 in your determination of the appropriate accounting treatment for such shares or tell us the specific accounting literature you will apply.

Response: The Company has considered the impact the share redemption program will have on its accounting for shares to be issued in this offering. In particular, it has considered the impact of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) in the determination of the appropriate accounting treatment for such shares. SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability because the financial instrument embodies an obligation of the issuer.

The Company submits that the shares issued in this offering do not fall within the scope of SFAS 150 as a liability and should be classified as equity.

SFAS 150 provides, in relevant part, that: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” The summary to SFAS 150 further provides that SFAS 150 “does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable.”

Applying this guidance, the Company submits that the shares of its common stock issued in the offering are not mandatorily redeemable. On the contrary, as disclosed under the caption “Prospectus Summary - Proposed Share Redemption Program” on page 14 of the Prospectus and “Description of Shares - Proposed Share Redemption Program” on pages 145-146 of the Prospectus, the board of directors of the Company has the right to reject any request for redemption of shares or to terminate, suspend or amend the share repurchase program at any time. The Company’s shareholders will not have the right to require redemption in the event the board of directors rejects a redemption request. As a result, the shares are not mandatorily redeemable and the Company’s obligations under the share redemption program are conditional. Accordingly, the Company will account for the common shares issued in the public offering as equity.

3.
We have read and considered your response to comment 22. You state that “Upon raising capital, the Company will pay its advisor 2% of the capital raised and the Company will record a portion of this payment as organization expense, and will record the remaining portion of the payment as a reduction of additional paid in capital.” In this regard, tell us and revise your disclosure to clarify how you determine the allocation of the 2% advisor fees between the organization expense and reduction of additional paid in capital.

Securities and Exchange Commission
May 27, 2005

Response: The Company determines the allocation of the 2% organization and offering costs between organization expense and reduction of additional paid in capital by analyzing the nature of the actual invoices paid by the Company’s advisor, Behringer Harvard Opportunity Advisors I LP, or its affiliates. The Company has revised the disclosure under footnote 2 to the financial statements on page F-8 of the Prospectus in response to the Staff’s comment.

Federal Income Tax Considerations, page 117

Opinion of Counsel, page 117

4.	Please reinsert the opinion that your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT under the Code.

Response: The disclosure under the caption “Federal Income Tax Considerations - Opinion of Counsel” on page 117 of the Prospectus has been revised in response to the Staff’s comment.

Prior Performance Tables

5.
We note your response to comment 18. Section 10(a)(3) relates to the age of information in a prospectus used after the effectiveness of the registration statement and is not relevant to the consideration of the age of information in a prospectus at the time of effectiveness of the registration statement. Guide 5 prior performance information should generally be as of the date of the financial statements included in the registration statement. Please update your prior performance information to December 31, 2004.

Response: The prior performance information in the Prospectus has been updated to December 31, 2004, in response to the Staff’s comments.

6.
We note your response to comment 24 and your intention to comply with Rule 10b-10(b) of the Exchange Act. However, we also note that that Section 7 of the Automatic Purchase Plan provides that reports will be sent to participants within 60 days of the end of the quarter. Please supplementally advise us how you intend to comply with Rule 10b-10(b)(2).

Response: The Company’s response to prior comment 24 was in error. After further discussions with the Company’s transfer agent and dealer manager it was determined that written confirmation of each transaction pursuant to the requirements of Rule 10b-10(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), have been, are being and will be sent in relation to purchases made pursuant to the Automatic Purchase Plan. Accordingly, compliance with the alternative provisions set forth in Exchange Act Rule 10b-10(b) is not required.

Section 7 of the Automatic Purchase Plan requires that the Company, as the administrator under the plan, provide a cumulative statement of account to each participant following the end of each fiscal quarter. Although the report includes the information contemplated by Rule 10b-10(b), the requirement that the Company deliver the report is not intended to (and does not) satisfy Rule 10b-10(b).

Securities and Exchange Commission
May 27, 2005

Exhibit 23.4 - Consent of Independent Registered Public Accounting Firm

7.	Revise your consent to reflect the consent to use in amendment No. 2 instead of No. 1 as shown in exhibit 23.4.

Response: The consent has been revised in response to the Staff’s comment.

* * * *

If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7613, Rosemarie A. Thurston, Esq. at (404) 504-7635 or Lauren Burnham Prevost, Esq. at (404) 504-7744.

                    Very truly yours,

                    MORRIS, MANNING & MARTIN, LLP

                    /s/ David M. Calhoun
                    David M. Calhoun
DMC:med

cc:    Gerald J. Reihsen, III, Esq.
  Rosemarie A. Thurston, Esq.
  Lauren Burnham Prevost, Esq.
  James H. Sinnott, Esq.